                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933
    For American Depositary Shares Evidenced by American Depositary Receipts

                       LVMH MOET HENNESSY LOUIS VUITTON SA
   (Exact name of Issuer of deposited securities as specified in its charter)
                                     France
            (Jurisdiction of Incorporation or organization of Issuer)
                               JPMorgan Chase Bank
             (Exact name of depositary as specified in its charter)
                1 Chase Manhattan Plaza, New York, New York 10081
                            Tel. No.: (212) 552-4944
               (Address, including zip code, and telephone number
                       of depositary's principal offices)
                               JPMorgan Chase Bank
                                 ADR Department
                       1 Chase Manhattan Plaza, 40th Floor
                            New York, New York 10081
                            Tel. No.: (212) 552-4944
    (Address, including zip code, and telephone number of agent for service)
                                    Copy to:
                             Scott A. Ziegler, Esq.
                       Ziegler, Ziegler & Associates, LLP
                         555 Madison Avenue, 11th Floor
                            New York, New York 10022
     It is proposed that this filing become effective under Rule 466

           [X] immediately upon filing [_] on [date] at [time]

If a separate registration statement has been filed to register the deposited shares, check the following box. [_]

                         CALCULATION OF REGISTRATION FEE

=======================================================================================================
                                                                               Proposed
                                                         Proposed              Maximum
                                              Amount     Maximum               Aggregate   Amount of
Title of Each Class of                        to be      Offering              Offering    Registration
Securities to be Registered                 Registered   Price Per Unit (1)    Price (2)   Fee
-------------------------------------------------------------------------------------------------------
American Depositary Shares evidenced by
American Depositary Receipts, Five (5)
American Depositary Shares evidencing One
(1) Common Share, Par Value EUR 0.30 each
of LVMH Moet Hennessy Louis Vuitton SA.     50,000,000          $0.05         $2,500,000      $202.25
=======================================================================================================

(1)Each unit represents one American Depositary Share.
(2)Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of such Receipts evidencing such American Depositary Shares.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

                                           Location in Form of American Depositary
Item Number and Caption                    Receipt Filed Herewith as Prospectus
-----------------------                    --------------------------------------

(1)  Name and address of Depositary        Introductory paragraph
(2)  Title of American Depositary          Face of American Depositary Receipt,
     Receipts and identity of deposited    top center
     securities

Terms of Deposit:
(i)  Amount of deposited securities        Face of American Depositary Receipt,
     represented by one unit of            upper right corner
     American Depositary Shares
(ii) Procedure for voting, if any, the     Articles (12) and (14)
     deposited securities
(iii)Collection and distribution of        Article (13)
     dividends
(iv) Transmission of notices, reports      Articles (11) and (12)
     and proxy soliciting material
(v)  Sale or exercise of rights            Articles (13) and (14)
(vi) Deposit or sale of securities         Articles (13) and (16)
     resulting from dividends, splits or
     plans of reorganization
(vii)Amendment, extension or termination   Articles (18) and (19)
     of the Deposit Agreement
(viii) Rights of holders of receipts to    Article (3)
     inspect the transfer books of the
     Depositary and the list of Holders
     of receipts
(ix) Restrictions upon the right to        Articles (1), (2), (4), (6), (15), (16) and (17)
     deposit or withdraw the underlying
     securities
(x)  Limitation upon the liability of      Introductory paragraph and Articles (1), (2),
     the Depositary                        (4), (7), (16) and (17)
(3)  Fees and Charges                      Article (20)

Item 2. AVAILABLE INFORMATION

Item Number and Caption                    Location in Form of American Depositary
                                           Reciept Filed Herewith as Prospectus

(b)  Statement that the issuer of the      Article (11)
     deposited securities specified
     above is subject to the periodic
     reporting requirements of the
     Securities Exchange Act of 1934
     and, accordingly, files certain
     reports with the Commission


                                   Prospectus
                                       I-2

THIS PAGE AND THE FORM OF AMERICAN DEPOSITARY RECEIPT ATTACHED HERETO AS EXHIBIT
(A) CONSTITUTE THE PROSPECTUS RELATING TO SUCH AMERICAN DEPOSITARY RECEIPTS, IN ACCORDANCE WITH GENERAL INSTRUCTION III.B OF FORM F-6 OF THE SECURITIES AND
                               EXCHANGE COMMISSION

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

     (a) Copy of Agreement - The Agreement between JPMorgan Chase Bank, as depositary (the "Depositary"), and all holders from time to time of American Depositary Receipts evidencing American Depositary Shares registered hereunder is contained in the form of the American Depositary Receipt itself, constituting the Prospectus filed as a part of this Registration Statement.

     (b) Any other agreement, to which the Depositary is a party, relating to the issuance of the Depositary Shares registered hereby or custody of the deposited securities represented thereby. - None.

     (c) Any material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - None.

     (d) Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered.

     (e) Certification under Rule 466.

Item 4. UNDERTAKINGS

     (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

     (b) If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of a Receipt thirty days before any change in the fee schedule.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, on behalf of the legal entity created by the agreement for the issuance of American Depositary Shares, certifies that it has reasonable grounds to believe that all of the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on February 27, 2003.

                                        Legal entity created by the agreement
                                        for the issuance of American Depositary
                                        Receipts evidencing American Depositary
                                        Shares for common shares of common stock of LVMH Moet Hennessy Louis Vuitton SA.

                                        JPMORGAN CHASE BANK, Depositary


                                        By: /s/Jordana Chutter
                                           -------------------------------
                                        Name:  Jordana Chutter
                                        Title: Vice President

                                INDEX TO EXHIBITS

Exhibit                                                        Sequentially
Number                                                         Numbered Page
------                                                         -------------
(a)  Form of ADR

(d) Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered.

(e)  Rule 466 Certification